SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.1)

                            DLB Oil and Gas, Inc.
                              (Name of Issuer)

                   Common Stock, par value  $.001 per share
                        (Title of Class of Securities)

                                 23322J101
                              (CUSIP Number)

                              Gary W. Derrick
                             Derrick & Briggs
                          Liberty Tower, 20th Floor
                           100 N. Broadway Avenue
                        Oklahoma City, Oklahoma  73102
                             (405) 235-1900
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               June 4, 1996
          (Date of Event which Requires Filing of this Statement)

               If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

               Check the following box if a fee is being paid with the statement ( ). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting benefi-cial ownership of more than five percent of the class of securi-ties described in Item 1; and (2) has filed no amendment subse-quent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D-7.)

               NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                                     13D
      CUSIP NO.  23322J101                         PAGE 2 OF    PAGES

        1   NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Charles E. Davidson
            ###-##-####

        2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                      (a) ( )
                                                      (b) ( )
        3   SEC USE ONLY

        4   SOURCE OF FUNDS*
            PF

        5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                        ( )

        6   CITIZENSHIP OR PLACE OF ORGANIZATION
            USA

                                 7    SOLE VOTING POWER
                                        7,500,600
               NUMBER OF
                SHARES           8    SHARED VOTING POWER
             BENEFICIALLY                 -0-
               OWNED BY
                 EACH            9    SOLE DISPOSITIVE POWER
              REPORTING                 7,500,600
              PERSON
               WITH             10    SHARED DISPOSITIVE POWER
                                          -0-

       11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            7,500,600

       12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*        ( )

       13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            57.8%

       14   TYPE OF REPORTING PERSON*
            IN


     ITEM 1.  SECURITY AND COMPANY.

               This statement relates to the Common Stock, par value $.001 per share, of DLB Oil & Gas, Inc. (the "Company"), which completed its initial public offering of common stock and became subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, on July 25, 1995. The principal execu-tive offices of the Company are located at 1601 N.W. Expressway, Suite 700, Oklahoma City, Oklahoma 73118-1401.

     ITEM 2.  IDENTITY AND BACKGROUND.

               (a) This statement is filed by Charles E. Davidson, Chairman of the Board of the Company.

               (b)  His business address is 411 West Putnam Ave.,
     Greenwich Connecticut 06830.

               (c) He is the Managing Partner of Wexford Capital Corporation, a private investment firm. He is also Chairman of the Board of Resurgence Properties, Inc. and of Presidio Capital, Inc. The address for these businesses is disclosed in (b) above.

               (d) He has not, during the last five years, been convicted in any criminal proceeding.

               (e) He has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgement, decree or final order enjoining future violation, of, or prohib-iting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

               (f)  He is a United States citizen.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Mr. Davidson's shares of the Company's common stock were primarily acquired in the merger of Davidson Oil & Gas, Inc., a corporation owned solely by him, with and into the Company, which was the surviving corporation in the merger. Mr. Davidson purchased his shares of Davidson Oil & Gas, Inc. with personal funds as a part of its initial capitalization. His total contributed capital (whether to the Company or Davidson Oil & Gas, Inc.) as of July 25, 1995 (the date of the Company's initial public offering) was $23,391,083.

               On June 4, 1996, Mr. Davidson, through his individual retirement account, has purchased for cash 100,600 additional shares in the open market for $7.00 per share.

     ITEM 4.  PURPOSE OF THE TRANSACTION.

               Mr. Davidson holds his shares for investment and has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Compa-ny, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorgani-zation or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

               Charles E. Davidson reserves the right, and at any time or from time to time may, (i) acquire, or agree to acquire, additional shares of Common Stock or other securities of or relating to the Company, (ii) sell, or agree to sell, some or all such shares of Common Stock or such other securities of or relating to the Company owned by Charles E. Davidson in each such case in the open market, in negotiated transactions, or otherwise, (iii) make or receive proposals and enter into negotiations with respect to such transactions and/or
     (iv) surrender such shares of Common Stock or such other securities of or relating to the Company owned by Charles E. Davidson in connection with any merger, tender offer or other acquisition transaction involving the Company. Charles E. Davidson's decisions in such regard will be based upon the prevailing price of the shares of Common
     Stock or other such securities in the open market, and/or in any negotiated transactions, the value of the consideration being offered in any merger, tender offer or other acquisition transaction involving the securities of the Company, tax considerations and any other relevant factors.

     ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

               (a) Mr. Davidson beneficially owns 7,500,600 shares of the Company' common stock, which based on the 12,975,000 shares stated as outstanding on the Company's Quarterly Report on Form 10-Q for the period ended March 31, 1996, represents approximately 57.8% of the outstanding common stock.

               (b) Mr. Davidson has sole power to vote and dispose of the above shares.

               (c) Mr. Davidson acquired shares of the Company's common stock on July 20, 1995, when Davidson Oil & Gas, Inc., a corporation owned solely by him, was merged into the Company, which was the surviving corporation in the merger. Mr. Davidson also acquired, on June 4, 1996, 100,600 additional shares on the NASDAQ market at a price of $7.00 per share.

               (d)  n/a

               (e)  n/a

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

               Mr. Davidson, Mike Liddell and Mark Liddell entered into a Shareholder Agreement, which became effective July 25, 1995 (the date of the initial public offering). Under the Shareholder Agreement, each party agreed that he will vote his shares of the Company common stock for the election of the other parties to the Company's Board of Directors. If any party proposes to sell or transfer any of his shares of the company common stock, the other parties have the right to sell a like portion of their shares for the same price and on the same terms and conditions as the proposed sale. Certain transfers are excluded from this provision, including shares sold pursuant to Rule 144 and transfers to family members and upon death. The Shareholder Agreement will terminate July 25, 2005, or earlier in the event of the bankruptcy of the Company or any similar event. Mr. Davidson has given Mike Liddell and Mark Liddell the right, upon his death, to vote the shares of the Company common stock then held by him for the remaining term of the agreement and for a period of three years thereafter.

               Mike Liddell beneficially owns 1,332,500 shares of the Company's common stock, representing 10.2% of the issued and outstanding common stock. Mark Liddell beneficially owns 1,332,500 shares of the Company's common stock, representing 10.2%. of the issued and outstanding common stock. Mr. Davidson disclaims beneficial ownership of the shares owned by Mike Liddell and Mark Liddell.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

               1. Shareholder's Agreement by an among Charles E. Davidson, Mike Liddell and Mike Liddell (This Exhibit was previ-ously filed as Exhibit 10.12 to the Company's Form S-1 Registra-tion Statement, as amended, and the same is incorporated herein by reference.)


                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

                                             June 7, 1996
                                   ___________________________________


                                   ___________________________________
                                               Signature


                                   ___________________________________
                                           Charles E. Davidson

                                                  (Name)